# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vacasa, Inc., CIK 0001874944
CUSIP: 91854V206
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, Portland, Oregon (OR), 97209
Date of event which requires filing of this statement: 03/11/2025
Amends the filing with accession number 0000950170-25-003166
Filed by CIK 0001596118
Persons authorized to receive notices and communications: Lisa Wong, 70 Willow Road, Suite 100, Menlo Park, California (CA), 94025, (650) 618-7300; Kelli Schultz-Panas, 2475 Hanover Street, Palo Alto, California (CA), 94304, (650) 251-5148

## Reporting persons
- RW Industrious Blocker L.P. (CIK 0001899541): type of reporting person: partnership (PN); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 825,103; shared voting power 0; sole dispositive power 825,103; shared dispositive power 0; aggregate amount beneficially owned 825,103 (4.9% of the class)
- RW Vacasa AIV L.P. (CIK 0001899539): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 736,409; shared voting power 0; sole dispositive power 736,409; shared dispositive power 0; aggregate amount beneficially owned 736,409 (4.3% of the class)
- Riverwood Capital Partners II (Parallel-B) L.P. (CIK 0001596118): type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 408,591; shared voting power 0; sole dispositive power 408,591; shared dispositive power 0; aggregate amount beneficially owned 408,591 (2.4% of the class)
- RCP III (A) Blocker Feeder L.P. (CIK 0001899563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 34,784; shared voting power 0; sole dispositive power 34,784; shared dispositive power 0; aggregate amount beneficially owned 34,784 (0.2% of the class)
- RCP III Blocker Feeder L.P. (CIK 0001899519): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 277,833; shared voting power 0; sole dispositive power 277,833; shared dispositive power 0; aggregate amount beneficially owned 277,833 (1.6% of the class)
- RCP III Vacasa AIV L.P. (CIK 0001899517): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 238,680; shared voting power 0; sole dispositive power 238,680; shared dispositive power 0; aggregate amount beneficially owned 238,680 (1.4% of the class)
- RCP III (A) Vacasa AIV L.P. (CIK 0001899520): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 72,607; shared voting power 0; sole dispositive power 72,607; shared dispositive power 0; aggregate amount beneficially owned 72,607 (0.4% of the class)
- Riverwood Capital Partners III (Parallel-B) L.P. (CIK 0001746848): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 178,985; shared voting power 0; sole dispositive power 178,985; shared dispositive power 0; aggregate amount beneficially owned 178,985 (1.1% of the class)
- Riverwood Capital II L.P. (CIK 0001841905): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,970,103; shared voting power 0; sole dispositive power 1,970,103; shared dispositive power 0; aggregate amount beneficially owned 1,970,103 (11.4% of the class)
- Riverwood Capital GP II Ltd. (CIK 0001841902): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,970,103; shared voting power 0; sole dispositive power 1,970,103; shared dispositive power 0; aggregate amount beneficially owned 1,970,103 (11.4% of the class)
- Riverwood Capital III L.P. (CIK 0001884103): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 802,889; shared voting power 0; sole dispositive power 802,889; shared dispositive power 0; aggregate amount beneficially owned 802,889 (4.7% of the class)
- Riverwood Capital GP III Ltd. (CIK 0001883779): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 802,889; shared voting power 0; sole dispositive power 802,889; shared dispositive power 0; aggregate amount beneficially owned 802,889 (4.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: Vacasa, Inc.
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, Portland, Oregon (OR), 97209
Comment: This Amendment No. 1 ("Amendment No. 1") is being filed by RW Industrious Blocker L.P., RW Vacasa AIV L.P., Riverwood Capital Partners II (Parallel-B) L.P., RCP III (A) Blocker Feeder L.P., RCP III Blocker Feeder L.P., RCP III Vacasa AIV L.P., RCP III (A) Vacasa AIV L.P., Riverwood Capital Partners III (Parallel-B) L.P., Riverwood Capital II L.P., Riverwood Capital GP II Ltd., Riverwood Capital III L.P. and Riverwood Capital GP III Ltd. (collectively, the "Reporting Persons") and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons on January 7, 2025 (the "Original Schedule 13D"). The Items below amend the information disclosed under the corresponding Items in the Original Schedule 13D as described below. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (c) of the Original Schedule 13D are hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 1 are incorporated by reference into this Item 5.

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 2,772,992 shares of the Issuer's Common Stock, consisting of (i) 825,103 shares of Common Stock held by RW Industrious Blocker L.P., (ii) 590,484 shares of Common Stock held by RW Vacasa AIV L.P. and 145,925 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock held by such entity, (iii) 327,626 shares of Common Stock held by Riverwood Capital Partners II (Parallel-B) L.P. and 80,965 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock held by such entity, (iv) 34,784 shares of Common Stock held by RCP III (A) Blocker Feeder L.P., (v) 277,833 shares of Common Stock held by RCP III Blocker Feeder L.P., (vi) 191,383 shares of Common Stock held by RCP III Vacasa AIV L.P. and 47,297 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock held by such entity, (vii) 58,219 shares of Common Stock held by RCP III (A) Vacasa AIV L.P. and 14,388 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock held by such entity, and (viii) 143,517 shares of Common Stock held by Riverwood Capital Partners III (Parallel-B) L.P. and 35,468 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock held by such entity, representing an aggregate of approximately 16.0% of the issued and outstanding shares of the Issuer's Common Stock calculated pursuant to Rule 13d-3 of the Exchange Act.

The Vacasa Units represent limited liability company units of Company LLC and an equal number of paired shares of Class B Common Stock, which, pursuant to the limited liability company agreement of Company LLC, are together redeemable by the holder on a one-for-one basis for, at the option of the Issuer into (i) one share of Common Stock, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) an equivalent amount of cash. Upon redemption, Company LLC will cancel and retire for no con-sideration the redeemed shares of Class B Common Stock. Shares of Class B Common Stock of the Issuer have no economic rights and each share of Class B Common Stock entitles its holder to 1 vote per share.

The percentages of beneficial ownership in this Schedule 13D are based on 15,705,254 shares of Common Stock of the Issuer outstanding as of December 31, 2024, as reflected in the Issuer's Preliminary Proxy Statement on Schedule 14A filed with the SEC on March 12, 2025, plus an aggregate of 1,296,159 shares of Common Stock issued to certain of the Reporting Persons pursuant to redemptions of Vacasa Units and an equal number of paired shares of Class B Common Stock by such Reporting Persons, plus the shares of Common Stock that may be received by each Reporting Person upon redemption of their remaining Vacasa Units and shares of Class B Common Stock of the Issuer, as applicable.

As a result of the execution and delivery of the Support Agreements by the Riverwood Funds, Silver Lake Group, L.L.C. and its affiliated entities ("SLG"), and certain entities affiliated with Level Equity Management, LLC (collectively, "Level" and the Riverwood Funds, Level, and SLG, together the "Supporting Stockholders"), the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d) of the Exchange Act with Level and SLG. Based on information provided by Level and SLG to the Reporting Persons, as of the date here-of, the Supporting Stockholders beneficially own an aggregate of 10,322,190 shares of Common Stock, consisting of (i) 9,178,319 shares of Common Stock and (ii) 1,143,871 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock, representing approximately 48.2% of the outstanding shares of Common Stock (based on 21,424,741 shares outstanding which includes 15,705,254 shares of Common Stock of the Issuer outstanding as of December 31, 2024, as reflected in the Issuer's Preliminary Proxy Statement on Schedule 14A filed with the SEC on March 12, 2025, plus the 1,143,871 shares of Common Stock that may be received upon redemption of Vacasa Units and shares of Class B Common Stock of the Issuer, as applicable). The beneficial ownership of the Reporting Persons does not include any shares of Common Stock, Vacasa Units or Class B Common Stock which may be beneficially owned by the other Supporting Stockholders and each of the Reporting Persons disclaims beneficial ownership over any such shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: On March 11, 2025, pursuant to the limited liability company agreement of Company LLC, the Reporting Persons redeemed the following Vacasa Units and paired shares of Class B Common Stock for newly issued shares of Common Stock on a one-for-one basis: (i) 583,697 Vacasa Units and an equal number of shares of Class B Common Stock held by RW Vacasa AIV L.P. for 583,697 shares of Common Stock, (ii) 323,860 Vacasa Units and an equal number of shares of Class B Common Stock held by Riverwood Capital Partners II (Parallel-B) L.P. for 323,860 shares of Common Stock, (iii) 189,184 Vacasa Units and an equal number of shares of Class B Common Stock held by RCP III Vacasa AIV L.P. for 189,184 shares of Common Stock, (iv) 57,550 Vacasa Units and an equal number of shares of Class B Common Stock held by RCP III (A) Vacasa AIV L.P. for 57,550 shares of Common Stock, and (iv) 141,868 Vacasa Units and an equal number of shares of Class B Common Stock held by Riverwood Capital Partners III (Parallel-B) L.P. for 141,868 shares of Common Stock. Except as set forth in this Schedule 13D, neither the Reporting Person nor to the best knowledge of the Reporting Person, any other person named in Exhibit C to the Original Schedule 13D has effected any transaction in Common Stock in the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:
I. Signature Page dated March 13, 2025*

## Signatures
- RW Industrious Blocker L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP II Ltd., See Exhibit I (03/13/2025)
- RW Vacasa AIV L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP II Ltd., See Exhibit I (03/13/2025)
- Riverwood Capital Partners II (Parallel-B) L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP II Ltd., See Exhibit I (03/13/2025)
- RCP III (A) Blocker Feeder L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit I (03/13/2025)
- RCP III Blocker Feeder L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit I (03/13/2025)
- RCP III Vacasa AIV L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit I (03/13/2025)
- RCP III (A) Vacasa AIV L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit I (03/13/2025)
- Riverwood Capital Partners III (Parallel-B) L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit I (03/13/2025)
- Riverwood Capital II L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit I (03/13/2025)
- Riverwood Capital GP II Ltd.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit I (03/13/2025)
- Riverwood Capital III L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit I (03/13/2025)
- Riverwood Capital GP III Ltd.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit I (03/13/2025)